Exhibit 99.1

GENFIT: Technical Corrections to the Results of the January 25, 2021 Bondholders Meeting with No Impact on Resolutions’ Approval

Lille, France; Cambridge, MA; January 27, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late- stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases (the “Company”), today announced that technical corrections were made to the voting results of the holders of the convertible bonds issued by the Company on October 16, 2017 (the “OCEANEs”) at the Bondholders Meeting which took place on January 25, 2021 (the “Bondholders Meeting”). These corrections have no impact on the fact that all of the resolutions by the Bondholders Meeting were approved, and are the result of corrections made by BNP Paribas Securities Services, the external provider in charge of centralizing the Bondholders Meeting votes. They are not the result of any action or responsibility of the Company.

The Bondholders Meeting quorum remains unchanged (70.88%) and the settlement operations for the partial buyback of the 2,895,260 OCEANEs that certain bondholders have agreed to sell to the Company will take place as planned by January 29, 2021.

BNP Paribas Securities Services corrected the Bondholders Meeting votes after rechecking all bondholders’ voting instructions. The results are as follows:

Resolution n°1:

Votes for: 3,799,307

Votes against: 511,300

Abstain : 0

Resolution n°1 is adopted with 88.14 % of votes (compared to 100% of votes as initially announced).

Resolution n°2 Vote for: 3,799,307

Vote against: 184,000

Abstain : 327,300

Resolution n°2 is adopted with 88.14% of votes (compared to 100% of votes as initially announced).

Resolution n°3 Vote for: 3,799,307

Vote against: 184,000

Abstain : 327,300

Resolution n°3 is adopted with 88.14% of votes (compared to 100% of votes as initially announced).

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4™ technology has been licensed to LabCorp in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4™ technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release is not an advertisement and does not constitute a prospectus for the purpose of the Prospectus Regulation.

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding the partial buyback of a number of OCEANEs convertible bonds. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on 27 May 2020 under n° D.20-0503 and in Section 2 “Risk Factors” of the Company’s Amendment to the Universal Registration Document filed with the AMF on 22 December 2020 under n° D.20-0503-A01, which are available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2019 Annual Report on Form 20-F filed with the SEC on May 27, 2020. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

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